UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4*)

Condor Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

20676Y403

(CUSIP Number)

Matthew Lambert

Deputy General Counsel

4275 Executive Square, Suite 500

La Jolla, California 92037

Telephone: (858) 558-9700

With a copy to:

Bradley C. Brasser

Jones Day

77 W. Wacker, Suite 3500

Chicago, Illinois

(312) 782-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20676Y403	Schedule 13D	Page 2 of 11

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SREP III Flight – Investco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,223,032*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,223,032*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,223,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8**%
14	TYPE OF REPORTING PERSON PN

*

Includes 2,907,206 shares of common stock, $0.01 par value per share (“Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”) and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), par value $0.01 per share.

**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,015,686 shares of Common Stock outstanding as of November 5, 2020.

CUSIP No. 20676Y403	Schedule 13D	Page 3 of 11

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SREP III Flight – Investco 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,223,032*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,223,032*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,223,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,907,206 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,015,686 shares of Common Stock outstanding as of November 5, 2020.

CUSIP No. 20676Y403	Schedule 13D	Page 4 of 11

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone REP III (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,223,032*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,223,032*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,223,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,907,206 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,015,686 shares of Common Stock outstanding as of November 5, 2020.

CUSIP No. 20676Y403	Schedule 13D	Page 5 of 11

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,223,032*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,223,032*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,223,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8**%
14	TYPE OF REPORTING PERSON PN; IA

*	Includes 2,907,206 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,015,686 shares of Common Stock outstanding as of November 5, 2020.

CUSIP No. 20676Y403	Schedule 13D	Page 6 of 11

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,223,032*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,223,032*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,223,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,907,206 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,015,686 shares of Common Stock outstanding as of November 5, 2020.

CUSIP No. 20676Y403	Schedule 13D	Page 7 of 11

This Amendment No. 4 to the Statement on Schedule 13D (this “Amendment No. 4”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 25, 2016, as amended by Amendment No. 1 thereto filed on March 3, 2017, Amendment No. 2 thereto filed on April 4, 2017 and Amendment No. 3 thereto filed on July 22, 2019 (the “Schedule 13D”), which relates to the shares of Common Stock of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

This Amendment No. 4 amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety with the following:

(a), (b), (c): This Schedule 13D is being jointly filed by:

•	SREP III Flight – Investco, L.P. (“Investco”);

•	SREP III Flight – Investco 2, L.P. (“Investco 2”);

•	StepStone REP III (GP), LLC (“Investco GP”);

•	StepStone Group Real Estate, LP (“Group Real Estate”);

•	StepStone Group Real Estate Holdings LLC (“Real Estate Holdings”, and together with Investco, Investco 2, Investco GP and Group Real Estate, the “Reporting Persons” or “StepStone”).

The Common Stock reported in this Schedule 13D are owned directly by Investco. While additional shares of Common Stock are issuable to Investco 2 pursuant to the Note described under Item 4 of this Schedule 13D, the Reporting Persons are not deemed to be the beneficial owner of such additional shares as satisfaction of conditions to Investco 2’s right to acquire such shares remains outside the control of the Reporting Persons. Real Estate Holdings is the general partner of Group Real Estate, which is the sole member and investment manager of Investco GP, the general partner of each of Investco and Investco 2. The name of each director, executive officer and controlling person of the Reporting Persons is listed on Schedule I hereto.

The business address for each of the Reporting Persons is 4275 Executive Square, Suite 500, La Jolla, California 92037. The business address of each director, executive officer and controlling person of the Reporting Persons is listed on Schedule I hereto.

The Reporting Persons (directly and indirectly through subsidiaries or affiliated companies or both) are principally engaged in the business of investing in equity, debt, derivative and other securities and assets. The principal occupation or employment of each director, executive officer and controlling person of the Reporting Persons is listed on Schedule I hereto.

(d) None of the Reporting Persons, and to the knowledge of the Reporting Persons none of the persons listed on Schedule I hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, and to the knowledge of the Reporting Persons none of the persons listed on Schedule I hereto, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Investco, Investco 2 and Group Real Estate are Delaware limited partnerships. Investco GP and Real Estate Holdings are Delaware limited liability companies. The citizenship of each director, executive officer and controlling person of the Reporting Persons is listed on Schedule I hereto.

CUSIP No. 20676Y403	Schedule 13D	Page 8 of 11

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

StepStone Convertible Promissory Note and Voting Agreement

On November 18, 2020, the Issuer entered into Convertible Promissory Note and Loan Agreement with Investco 2 providing for the loan by Investco 2 to the Issuer the aggregate principal amount of $7,220,443 (the “Note”). The Note matures upon the earliest to occur of (a) the closing of a Rights Offering (as defined below) or a Non-Rights Offering Conversion (as defined below) in an amount equal to the outstanding principal balance of the Note, (b) the acceleration of the Note on or after the occurrence of an Event of Default (as defined in the Note) and (c) January 2, 2023.

Pursuant to the Note, subject to receipt of Shareholder Approval or a Board Decision (each term as defined in the Note), Investco 2 may elect to convert the principal due under the Note into Common Stock of the Issuer in connection with any future rights offering commenced by the Issuer for up to 4,000,000 shares of Common Stock at a price of $2.50 per share (a “Rights Offering”). Pursuant to the Note, the Issuer has committed to offer to Investco 2 the option to purchase any shares of Common Stock of the Issuer underlying any unexercised rights in any such Rights Offering. Further, if any amounts remain unpaid on the Note after May 31, 2021 (or, if earlier, the termination, rescission or rejection of the Rights Offering), subject to receipt of Shareholder Approval or a Board Decision, Investco 2 may elect to convert the principal due under the Note into 2,888,178 shares of Common Stock at a price of $2.50 per share (a “Non-Rights Offering Conversion”).

In connection with the entry into of the Note, on November 18, 2020, the Issuer entered into a voting agreement (the “Voting Agreement”) with Group Real Estate, Investco GP, Real Estate Holdings and Investco. Pursuant to the Voting Agreement, each of Group Real Estate, Investco GP, Real Estate Holdings and Investco committed to vote their voting securities in the Issuer at a special meeting of shareholders to approve the issuance of the common stock, and any change of control that could result from the issuance of the common stock, in a Rights Offering or a Non-Rights Offering Conversion.

The foregoing descriptions of the Note and the Voting Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of the Note and the Voting Agreement, copies of which are attached hereto as Exhibit B and C, respectively, and are incorporated herein by reference.

IRSA Convertible Promissory Note and Voting Agreement

On November 18, 2020 the Issuer also entered into a separate (a) Convertible Promissory and Loan Agreement (the “IRSA Note”) in favor of Efanur S.A. (“Efanur”), an affiliate of IRSA Inversiones y Representaciones Sociedad Anónima, for $2,779,557, pursuant to which, subject to satisfaction of certain conditions, Efanur may elect to convert the principal due under the IRSA Note into 1,111,823 shares of Common Stock at a price of $2.50 per share and (b) Voting Agreement (the “IRSA Voting Agreement”) with the Real Estate Investment Group VII L.P., Real Estate Strategies L.P. and Efanur (collectively, the “IRSA Shareholders”) pursuant to which each of the IRSA Shareholders committed to vote their voting securities in the Issuer at a special meeting of shareholders to approve the issuance of the common stock, and any change of control that could result from the issuance of the common stock, in a Rights Offering or a Non-Rights Offering Conversion.

The IRSA Note and IRSA Voting Agreement were filed as Exhibits 10.5 and 10.7, respectively, to Issuer’s Current Report on Form 8-K filed with the SEC on November 19, 2020. None of the Reporting Persons is party to the IRSA Note nor the IRSA Voting Agreement and such documents are not incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended to replace (a) and (b) as follows:

As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,223,032 shares of Common Stock, comprised of 2,907,206 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock. Such shares represent approximately 26.8% of the Issuer’s Common Stock outstanding, which percentage was calculated based on 12,015,686 shares of Common Stock

CUSIP No. 20676Y403	Schedule 13D	Page 9 of 11

outstanding as of November 5, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 and presented as if the Reporting Persons had converted their shares of Series E Stock into Common Stock. The Reporting Persons also own the Note which, after the occurrence of specified events that are outside the control of the Reporting Persons, may be convertible into 2,888,178 shares of Common Stock issuable upon conversion of the Note.

Real Estate Holdings, as general partner of Group Real Estate, the sole member and investment manager of Investco GP, the general partner of each of Investco and Investco 2, may be deemed to beneficially own the Common Stock and the Note held by Investco and Investco 2, respectively.

Group Real Estate, the sole member and investment manager of Investco GP, the general partner of each of Investco and Investco 2, may be deemed to beneficially own the Common Stock and the Note held by Investco and Investco 2, respectively.

Investco GP, the general partner of each of Investco and Investco 2, may be deemed to beneficially own the Common Stock and the Note held by Investco and Investco 2, respectively.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

Reference is made to the Note and the Voting Agreement defined and described in Item 4.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit A Joint Filing Agreement

Exhibit B Convertible Promissory Note and Loan Agreement, dated as of November 18, 2020, among the Issuer and Investco 2.

Exhibit C Voting Agreement, dated as of November 18, 2020, among the Issuer and Group Real Estate, Investco GP, Real Estate Holdings and Investco.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2020	SREP III FLIGHT – INVESTCO, L.P.

	By:	StepStone REP III (GP), LLC
	Its:	General Partner

	By:	/s/ John Waters
	Name:	John Waters
	Title:	Partner

SREP III FLIGHT – INVESTCO 2, L.P.

	By:	StepStone REP III (GP), LLC
	Its:	General Partner

	By:	/s/ John Waters
	Name:	John Waters
	Title:	Partner

STEPSTONE GROUP REAL ESTATE LP

	By:	StepStone Group Real Estate Holdings LLC
	Its:	General Partner

	By:	/s/ John Waters
	Name:	John Waters
	Title:	Partner

STEPSTONE REP III (GP), LLC

	By:	StepStone Group Real Estate LP
	Its:	Sole Member

	By:	StepStone Group Real Estate Holdings LLC
	Its:	General Partner

	By:	/s/ John Waters
	Name:	John Waters
	Title:	Partner

STEPSTONE GROUP REAL ESTATE HOLDINGS LLC

	By:	/s/ John Waters
	Name:	John Waters
	Title:	Partner

SCHEDULE I

Executive Officers of StepStone REP III (GP), LLC

and StepStone Group Real Estate Holdings LLC

Name	Position / Principal Occupation or Employment	Principal Place of Business	Citizenship
Jeff Giller	Partner, Head of Real Estate	(4)	United States
Josh Cleveland	Partner	(3)	United States
Brendan MacDonald	Partner	(4)	United States
Dev Subhash	Partner	(1)	United States
John Waters	Partner	(3)	United States
Scott Hart	Partner, Co-CEO	(2)	United States
Monte Brem	Partner, Co-CEO	(2)	United States
Jason Ment	Partner, President, Co-COO	(1)	United States
Jose Fernandez	Partner, Co-COO	(2)	United States
Johnny Randel	Partner, CFO	(2)	United States
David Park	Chief Accounting Officer	(2)	United States
Jennifer Ishiguro	Chief Legal Officer & Secretary	(2)	United States
Andrew Bratt	Deputy General Counsel	(2)	United States
Matthew Lambert	Deputy General Counsel, Real Estate	(1)	United States
John McGuinness	Chief Compliance Officer	(1)	United States

(1)	450 Lexington Avenue, 31st Floor, New York, New York 10017
(2)	4275 Executive Square, Suite 500, La Jolla, California 92037
(3)	Two Embarcadero Center, Suite 480, San Francisco, California 94111
(4)	2 St James’s Market, London SW1Y 4AH, United Kingdom

Directors of StepStone Group Real Estate Holdings LLC

Name	Position / Principal Occupation or Employment	Principal Place of Business	Citizenship
Scott Hart	Director	(2)	United States
Mark Maruszewski	Director	(1)	United States
Jeff Giller	Director	(4)	United States
Josh Cleveland	Director	(3)	United States

(1)	450 Lexington Avenue, 31st Floor, New York, New York 10017
(2)	4275 Executive Square, Suite 500, La Jolla, California 92037
(3)	Two Embarcadero Center, Suite 480, San Francisco, California 94111
(4)	2 St James’s Market, London SW1Y 4AH, United Kingdom